Exhibit 99.1

Fresh2 Reports Fiscal Year 2022 Annual Financial Results

NEW YORK, May 16, 2023 /PRNewswire/ — Fresh2 Group Limited (Formerly AnPac Bio-Medical Science Co., Ltd. ,“Fresh2,” the “Company” or “we”) (NASDAQ: ANPC), a company with operations in the United States and China focused on early cancer screening and detection and entering into the operation of a business-to-business e-commerce food platform focused on the sale of Asian sourced food products, announced today its annual financial results for the year ended December 31, 2022.

Financial Highlights for Fiscal Year 2022

●	Total revenues were RMB12.0 million (US$1.7 million) in the year ended December 31, 2022, a decrease of 33.0% from RMB18.0 million in the year ended December 31, 2021.

●	Gross margin was 69.2% in the year ended December 31, 2022, an increase of 1.1 percentage point from 68.1% in the year ended December 31, 2021.

●	The average selling price (“ASP”) of CDA-based tests was RMB266 (US$39) in the year ended December 31, 2022, a decrease of RMB121, or 31.3% from RMB387 in the year ended December 31, 2021, primarily due to that more customers only performed basic CDA test with lower pricing instead of comprehensive combined CDA test.

●	Net loss decreased to RMB103.6 million (US$15.0 million) in the year ended December 31, 2022 from RMB120.1 million in the year ended December 31, 2021, mainly attributable to the decrease of approximately RMB9.3 million in selling and marketing expenses, the decrease of approximately RMB6.7 million in research and development expenses, and the decrease of approximately RMB9.9 million in general and administrative expenses, offset by approximately $14.7 million decrease in impairment of intangible assets and goodwill.

●	Non-GAAP net loss¹ was approximately RMB88.8 million (US$12.9 million) in the year ended December 31, 2022, an increase from a non-GAAP net loss of approximately RMB76.8 million in the year ended December 31, 2021. Non-GAAP net loss increased by 15.6% from the year ended December 31, 2021.

●	Short-term debt decreased significantly (a decrease of approximately 85.1%) compared to December 31, 2021, because the conversion of Convertible Debentures into ordinary shares.

(1)	Non-GAAP net loss is defined as net loss excluding change in fair value of convertible debts and share-based compensation. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Results” at the end of this report.

Business Highlights Fiscal Year 2022

●	The Company continued to receive validation on the efficacy of CDA testing through clinical study follow-ups. As of December 31, 2022, the Company had contacted 30,526 individuals tested using CDA packages in China and received substantive feedback regarding health conditions and disease development from 17,824 individuals.

●	As of December 31, 2022, the Company filed 260 patent applications globally, among which 155 patents had been granted, including 22 patents granted in the United States, 68 in greater China (including eight in Taiwan), and 65 in other countries and regions.

●

The Company continued to build a cancer risk assessment database, which totaled approximately 280,095 samples as of December 31, 2022, including approximately 239759 samples from commercial CDA-based tests and approximately 44,653 samples from research studies.

Mr. Haohan Xu, the Co-CEO of the Company, commented “Despite facing tremendous challenges in the market, we have made progress in several areas during the year ended December 31, 2022. For instance, we achieved an increase in our gross margin, reflecting our focus on cost management and operational efficiency. While acknowledging the challenges in our existing biotech business, we have been actively exploring new business opportunities targeting restaurants and supermarkets, as mentioned in our recent press releases. Specifically, we acquired Fresh2 Ecommerce Inc, a business-to-business e-commerce platform focused on connecting Asian food suppliers and supermarkets in the U.S. to enter into the U.S. food market by initiating and developing a new e-commerce platform. We also acquired certain fixed assets of Easy Hundred Inc., a U.S.-based e-commerce company in the foodservice industry, and its intellectual property to optimize our industry supply chain and supplement the acquired Fresh2 Ecommerce Inc.’s business-to-business e-commerce platform. In addition, we acquired GISN (HK) LIMITED, a technical solution and outsourcing consulting services provider focused on the digital, internet and Web 3 business transformation for start-ups and traditional enterprises to improve the efficiency of our e-commerce operations. We believe that these acquisitions will diversify our revenue streams, help to fill financial gaps, drive growth for the Company, and ultimately create long term value for our shareholders.”

About Fresh2 Group Limited

Fresh2 Group Limited is a biotechnology company focused on early cancer screening and detection, with 155 issued patents as of March 31, 2023. With two certified clinical laboratories in China and one CLIA and CAP accredited clinical laboratory in the United States, Fresh2 performs a suite of cancer screening and detection tests, including CDA (Cancer Differentiation Analysis), bio-chemical, immunological, and genomics tests. The Company is entering the business-to-business e-commerce food business with the formation of its wholly-owned subsidiary Fresh2 Technology Inc and the acquisition of Fresh2 Ecommerce Inc.

For more information, please visit: https://fresh2.co/investors.

For investor and media inquiries, please contact:

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-917-609-0333 (U.S.)

Email: tina.xiao@ascent-ir.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and are relating to the Company’s future financial and operating performance. The Company has attempted to identify forward-looking statements by terminologies including “believes,” “estimates,” “anticipates,” “expects,” “plans,” “projects,” “intends,” “potential,” “target,” “aim,” “predict,” “outlook,” “seek,” “goal” “objective,” “assume,” “contemplate,” “continue,” “positioned,” “forecast,” “likely,” “may,” “could,” “might,” “will,” “should,” “approximately” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. These statements are based on current expectations, assumptions and uncertainties involving judgments about, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. These statements also involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results to be materially different from those expressed or implied by any forward-looking statement. Known and unknown risks, uncertainties and other factors include, but are not limited to, our ability to comply with Nasdaq Listing Rules including maintain our listing on the Nasdaq Capital Market, the implementation of our business model and growth strategies; trends and competition in the cancer screening and detection market; our expectations regarding demand for and market acceptance of our cancer screening and detection tests and our ability to expand our customer base; our ability to obtain and maintain intellectual property protections for our CDA technology and our continued research and development to keep pace with technology developments; our ability to obtain and maintain regulatory approvals from the NMPA, the FDA and the relevant U.S. states and have our laboratories certified or accredited by authorities including the CLIA; our future business development, financial condition and results of operations and our ability to obtain financing cost-effectively; potential changes of government regulations; general economic and business conditions in China and elsewhere; our ability to hire and maintain key personnel; our relationship with our major business partners and customers; and the duration of the coronavirus outbreaks and their potential adverse impact on the economic conditions and financial markets and our business and financial performance, such as resulting from reduced commercial activities due to quarantines and travel restrictions instituted by China, the U.S. and many other countries around the world to contain the spread of the virus. A number of these risks along with additional discussion of forward-looking statements, are set forth in the Company’s Annual Report on Form 20-F and other reports filed with the Securities and Exchange Commission. In addition, there is uncertainty about the spread of the COVID19 virus and the impact it will have on the Company’s operations, global supply chains and economic activity in general. Because of these and other risks, uncertainties and assumptions, undue reliance should not be placed on these forward-looking statements. In addition, these statements speak only as of the date of this press release and, except as may be required by law, the Company undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

FRESH2 GROUP LIMITED

(FORMERLY ANPAC BIO-MEDICAL SCIENCE CO., LTD.)

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	9,251	1,870	271
Advances to suppliers	4,704	3,742	543
Accounts receivable, net	5,554	2,235	324
Amounts due from related parties, net	200	2,194	318
Inventories, net	490	210	30
Other current assets, net	3,350	3,448	500
Total current assets	23,549	13,699	1,986

Property and equipment, net	20,264	17,182	2,491
Land use rights, net	1,138	1,111	161
Intangible assets, net	8,857	185	27
Goodwill	12,758	—	—
Right of use assets	—	7,213	1,046
Long-term investments, net	923	1,079	156
TOTAL ASSETS.	67,489	40,469	5,867

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Short-term debts	33,759	5,015	727
Accounts payable	2,732	2,108	303
Advance from customers	4,174	4,956	719
Amounts due to related parties	2,471	3,494	507
Lease liability-current	—	784	114
Accrued expenses and other current liabilities	19,770	25,921	3,758
Total current liabilities	62,906	42,278	6,128
Deferred tax liabilities	2,158	—	—
Lease liability-non-current	—	6,515	945
Other long-term liabilities	1,107	1,080	157
TOTAL LIABILITIES.	66,171	49,873	7,230
Commitments and contingencies

Shareholders’ equity (deficit):
Class A Ordinary shares ((US$0.01 par value per share; 2,400,000,000 shares authorized, 16,604,402 and 79,536,589 shares issued and 16,604,402 and 67,044,306 outstanding as of December 31, 2021 and 2022, respectively)	1,096	5,494	797
Class B Ordinary shares ((US$0.01 par value per share; 30,000,000 authorized, 2,773,100 and 3,573,100 shares issued and outstanding as of December 31, 2021 and 2022)	185	240	35
Treasury stock (1)	—	(11,003)	(1,595)
Additional paid-in capital	465,334	564,869	81,898
Accumulated deficit	(475,646)	(577,539)	(83,735)
Accumulated other comprehensive income	4,532	4,263	618
Total Fresh2 Group Limited shareholders’ deficit	(4,499)	(13,676)	(1,982)
Non-controlling interest	5,817	4,272	619
Total shareholders’ equity (deficit)	1,318	(9,404)	(1,363)

TOTAL LIABILITIES AND EQUITY (DEFICIT)	67,489	40,469	5,867

(1): 12,492,283 shares Class A Ordinary shares were held as treasury stock.

FRESH2 GROUP LIMITED

(FORMERLY ANPAC BIO-MEDICAL SCIENCE CO., LTD.)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	For the years ended December 31,
	2021	2022	2022
	RMB	RMB	US$
Revenues:
Cancer screening and detection tests	14,947	8,078	1,171
Physical checkup packages	1,654	1,574	228
Technology service	1,284	2,186	317
Retail revenue	101	206	30
Total revenues	17,986	12,044	1,746

Cost of revenues	(5,732)	(3,708)	(538)

Gross Profit	12,254	8,336	1,208

Operating expenses:
Selling and marketing expenses	(21,420)	(12,154)	(1,762)
Research and development expenses	(16,204)	(9,532)	(1,381)
General and administrative expenses	(80,676)	(70,788)	(10,263)
Impairment intangible assets	(3,828)	(7,911)	(1,147)
Impairment of goodwill	(2,223)	(12,758)	(1,850)

Loss from operations	(112,097)	(104,807)	(15,195)

Non-operating income and expenses:
Interest expense, net	(4,257)	(373)	(54)
Foreign exchange loss, net	(202)	(787)	(114)
Share of net gain in equity method investments	132	156	23
Other income, net	990	(61)	(9)
Change in fair value of convertible debt	(9,073)	144	21
Gain from fair value change in equity investment	3,240	—	—

Loss before income taxes	(121,267)	(105,728)	(15,328)
Income tax benefit	1,180	2,130	309

Net loss	(120,087)	(103,598)	(15,019)

Net loss attributable to non-controlling interests	(1,392)	(1,705)	(247)

Net loss attributable to ordinary shareholders	(118,695)	(101,893)	(14,772)

Loss per share:
Class A and B Ordinary shares – basic and diluted	(8.72)	(2.66)	(0.39)

Weighted average shares outstanding used in calculating basic and diluted loss per share	13,605,515	38,242,073	38,242,073
Ordinary shares - basic and diluted

Other comprehensive loss, net of tax:
Foreign currency translation differences	(263)	(269)	(39)

Total comprehensive loss	(120,350)	(103,867)	(15,058)
Total comprehensive loss attributable to non-controlling interests	(1,392)	(1,705)	(247)

Total comprehensive loss attributable to ordinary shareholders	(118,958)	(102,162)	(14,811)

Use of Non-GAAP Financial Measures

Non-GAAP net loss is calculated as net income adjusted for change in fair value of convertible debts and stock-based compensation expense. The non-GAAP financial measures are presented to enhance investors’ overall understanding of the Company’s financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to its most directly comparable GAAP financial measures. As non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, such metrics in accordance with US GAAP.

Reconciliations of Non-GAAP Results

Reconciliations of Non-GAAP net loss

(All amounts in thousands, except share and per share data or otherwise stated)

	For the years ended
	December 31,	December 31,	December 31,
	2021	2022	2022
	RMB	RMB	US$
Net loss	(120,087)	(103,598)	(15,019)
Less:
Change in fair value of convertible debts	9,073	(144)	(21)
Stock based compensation expense	34,167	14,924	2,164
Non-GAAP net loss	(76,847)	(88,818)	(12,876)

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